

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

<u>Via E-mail</u>
Rice Powell
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kröner Strasse 1
61352 Bad Homburg, Germany

  Re: Fresenius Medical Care AG & Co. KGaA
     Form 20-F for the Year Ended December 31, 2012
     Filed February 26, 2013
     File No. 001-32749

Dear Mr. Powell:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel, and
                Mining